

09057297

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50792

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2008___ AND ENDING _12/31/2008_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carver Cross Securities Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

PO Box 223

(No. and Street)

Bronxville	New York	10708
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce Carver Jackson   212-292-7801

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, Certified Public Accountant

(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th Floor	New York	New York	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Bruce Carver Jackson_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Carver Cross Securities Corp_____ , as

of _____December 31_____ , 20 08_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

[handwritten] Bn This /8th any 7 Feb, 2009

[handwritten] More we ca l pance C. Jackson

_____   _____
                                         Signature

                                         CEO
_____   _____
        Notary Public   Title

MARK F. SHKRELI
Notary Public, State of New York
No. 03-4996849
Qualified in Bronx County
Cert. Filed in Westchester County
Commission Expires *[handwritten]* 5/16/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, NY 10005
212/709-8250
jamundsencpa@gmail.com

Independent Auditor's Report

Board of Directors
Carver Cross Securities Corp.

I have audited the accompanying statement of financial condition of Carver Cross Securities Corp. as of December 31, 2008, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carver Cross Securities Corp. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 6, 2009


Carver Cross Securities Corp.

Statement of Financial Condition

December 31, 2008


Assets			
Cash		$	9,524
Total assets			9,524
Liabilities and stockholder equity			
Accounts payable			2,500
Capital stock, no par value, authorized 200 shares, issued and outstanding 100 shares	$ 8,000		
Retained earnings	(976)		7,024
Total liabilities & stockholder equity		$	9,524

Carver Cross Securities Corp.

Statement of Operations and Retained Earnings

For the Year Ended December 31, 2008

Revenues

Other income	$	11,115
Interest income		124
Total Revenues		11,239

Expenses

Regulatory fees		1,414
Office, supplies and administration		16,032
Total Expenses		17,446

Income before provision for corporate income taxes		(6,207)
Provision for corporate income taxes		(100)
Net Income	$	(6,307)

Carver Cross Securities Corp.

Statement of Changes in Stockholder Equity

For the Year Ended December 31, 2008

	Common Stock		Retained	Stockholder
	Shares	Amount	Earnings	Equity
Balance, January 1, 2008	100	$ 8,000	$ 5,331	$ 13,331
Net (Loss)			(6,307)	(6,307)
Balance, December 31, 2008	100	$ 8,000	$ (976)	$ 7,024

Carver Cross Securities Corp.

Statement of Cash Flows

For the Year Ended December 31, 2008

Cash flows from operating activities:

Net (loss)		$ (6,091)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in operating assets:		
Prepaid taxes	$ 624	
		624
		(5,467)
Cash flow from financing activity:		
Distribution to shareholder		
Cash and equivalents, beginning of year		14,991
Cash and equivalents, end of year		$ 9,524

Carver Cross Securities Corp.

Notes to Financial Statements

For the Year Ended December 31, 2008

1. Significant Accounting Policies

Carver Cross Securities Corp. (the Company) was organized in the State of New York on December 17, 1997. The Company is a broker-dealer and financial advisor to entities seeking to raise capital and consummate mergers and acquisitions.

The Company prepares its financial statements on the accrual basis of accounting. Advisory fees are recognized as income in the period earned. Property and equipment is fully depreciated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Stockholders' Equity

The Company is authorized to issue 200 shares of no par voting common stock. The Company has issued, and are outstanding 100 shares of common stock.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company was in compliance with these regulations.

Carver Cross Securities Corp

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2008

Schedule 1

Total Assets	$	9,524
Less Liabilities		2,500
Net capital		7,024
Minimum Net Capital required		(5,000)
Excess net capital		2,024
Aggregate indebtedness		2,500
Net Capital	$	7,024
Ratio AI to NC		36%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported
on Carver Cross Securities Corp. FOCUS report - Part IIA as of December 31, 2008.

Carver Cross Securities Corp.
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2008

The Company does not effect transactions for anyone defined as a customer under

Rule 15c3-3. Accordingly, there are no items to report under the requirements of this

Rule.

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
jamundsencpa@gmail.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Shareholder of
    Carver Cross Securities Corp.

In planning and performing my audit of the financial statements of Carver Cross
Securities Corp., (the Company), as of and for the year ended December 31, 2008, in
accordance with auditing standards generally accepted in the United States of America, I
considered its internal control over financial reporting (internal control) as a basis for
designing my auditing procedures for the purpose of expressing my opinion on the
financial statements, but not for the purpose of expressing an opinion on the effectiveness
of the Company's internal control. Accordingly, I do not express an opinion on the
effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),
I have made a study of the practices and procedures followed by the Company including
consideration of control activities for safeguarding securities. This study includes tests of
such practices and procedures that I considered relevant to the objectives stated in rule
17a-5(g) in making the periodic computations of aggregate indebtedness and net capital
under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of
rule 15c3-3. Because the Company does not carry securities accounts for customers or
perform custodial functions relating to customer securities, I did not review the practices
and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and
    comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under
    Section 8 of Federal Reserve Regulation T of the Board of Governors of the
    Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
February 6, 2009